Filed by Alpha Industries, Inc.

                          Pursuant to Rule 425 under the Securities Act of 1933
                                        and the Securities Exchange Act of 1934

                                              Commission File Number: 001-05560

                                        Subject Company: Alpha Industries, Inc.


On May 10, 2002, Alpha Industries filed with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus-information statement regarding the proposed merger of Conexant's wireless communications business with Alpha. Investors and security holders are urged to read the proxy statement/prospectus-information statement and any other relevant documents filed by Alpha with the SEC regarding the proposed merger because they contain, or will contain, important information about Alpha, Conexant's wireless communications business and the merger. Investors and security holders of Alpha may obtain a free copy of the proxy statement/prospectus-information statement and any other relevant materials regarding the proposed merger, and other documents filed by Alpha with the SEC at the SEC's web site at http://www.sec.gov, on the "Investor Relations" section of the Alpha Web site, http://www.alphaind.com or by directing such request to Alpha Industries, Inc., Attn: Paul E. Vincent, 20 Sylvan Road, Woburn, MA, 01801.


THE FOLLOWING IS THE PRESS RELEASE DISSEMINATED BY ALPHA INDUSTRIES, INC. ON JUNE 13, 2002.


                                                          ALPHA INDUSTRIES, INC.
                                   20 Sylvan Road, PO Box 1044, Woburn, MA 01801
              |_|Tel: (781) 935-5150|_||_|Fax: (617) 824-4564|_|www.alphaind.com



                                                                    NEWS RELEASE
                                                           FOR IMMEDIATE RELEASE
================================================================================
FOR FURTHER INFORMATION:

Alpha Contact:                             Conexant Contact:
Paul Vincent, Chief Financial Officer      Lisa Briggs, Public Relations Manager
(781) 935-5150 Ext. 4438                   (949) 483-1148

                ALPHA STOCKHOLDERS APPROVE MERGER TO COMBINE
                     WITH CONEXANT'S WIRELESS BUSINESS


WOBURN, Mass., June 13, 2002 - Alpha Industries, Inc. (Nasdaq: AHAA) today announced that its stockholders have voted to approve the company's proposed merger with Conexant Systems, Inc.'s (Nasdaq: CNXT) wireless communications business. At a special meeting of stockholders held in Bedford, Mass. this morning, Alpha received the approval of more than a majority of the shares voted on the merger proposal.

         "Today's vote represents a strong expression of confidence in the merger," said David Aldrich, chief executive officer of Alpha, who will become chief executive officer of the combined company. "Having completed this milestone, we look forward to rapidly satisfying the remaining closing conditions, completing the merger, and getting on with the business of providing the industry's highest level of semiconductor integration for our customers' wireless handset and infrastructure platforms."

         As previously announced, Skyworks Solutions, Inc. has been selected as the name for the new combined company. Skyworks will be the industry's leading wireless semiconductor company focused on radio frequency (RF) and complete semiconductor system solutions for mobile communications. Completion of the merger is subject to satisfaction of certain closing conditions, including receipt of a ruling by the Internal Revenue Service that the spin-off of Conexant's wireless communications business immediately prior to the merger will be tax-free to Conexant stockholders. The merger is expected to close by the end of this month. Following the closing, Skyworks shares will be traded on the Nasdaq Stock Market under the ticker symbol SWKS.

Alpha Stockholders Approve Proposed Merger/2

         Under the terms of the proposed merger, Conexant shareowners will receive 0.351 of a share in Skyworks for each Conexant share owned. Conexant shareholders will also continue to hold shares in Conexant after completion of the merger. Alpha stockholders will continue to hold their existing Alpha shares as shares in Skyworks.

         For more information about Skyworks, please visit www.skyworksinc.com.

Safe Harbor Statement
         This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed from time to time in Conexant's and Alpha's Securities and Exchange Commission filings. Such risks and uncertainties include difficulties in integrating Conexant's wireless communications business and Alpha's business; failure of the spin-off of Conexant's wireless communications business and the merger to qualify as tax-free reorganizations; and the uncertainties of future economic and market conditions and of the demand for the Company's products.

About Alpha
         Alpha Industries produces highly integrated RF semiconductor solutions for enhancing the speed, quality and performance of wireless voice, data and video communications. Alpha's GaAs switches, power amplifiers and discrete semiconductors have become reference products for many of the world's largest manufacturers of wireless handsets, mobile data devices, wireless infrastructure and broadband access platforms. Alpha's strategy is to leverage its industry-leading process breadth, which includes GaAs PHEMT, HBT, InGaP and associated RF process technologies, into increasing levels of component integration. As a result, the Company is winning new business for its growing line of integrated RF module solutions, which reduce design complexity and improve the OEM's time to market for new products. For more information, please visit Alpha's Web site, www.alphaind.com.

Skyworks and Skyworks Solutions are trademarks or registered trademarks of Alpha Industries, Inc. and Conexant Systems, Inc., or their subsidiaries in the U.S. and in other countries.

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